Exhibit 99.1

Press Release

HUTCHMED Highlights Data to be Presented at AACR Annual Meeting 2026

Hong Kong, Shanghai & Florham Park, NJ — Thursday, April 9, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the upcoming American Association of Cancer Research (AACR) Annual Meeting 2026, taking place on April 17-22, 2026 in San Diego, California.

Preclinical data for HMPL-A580, a first-in-class PI3K/PIKK-EGFR Antibody-Targeted Therapy Conjugate (“ATTC”) will be presented. The payload of HMPL-A580 potently inhibited PI3K and PIKK family kinases, with IC50 ranging around 1 to 10 nM. Eurofins profiling across 418 kinases revealed the payload has excellent selectivity. By conjugating this potent payload with an anti-EGFR antibody via a cleavable linker, the ATTC compound HMPL-A580 demonstrated robust anti-tumor effect. Upon binding to EGFR-expression cancer cell line, HMPL-A580 underwent rapid internalization, lysosomal trafficking, payload release, and PAM and PIKK signaling inhibition to induce tumor cell apoptosis. In a 38-human solid tumor cell line panel, HMPL-A580 potently inhibited EGFR-expression tumor cell proliferation. The tumor cells harboring EGFR high expression, EGFR mut or PAM alterations were more sensitive to HMPL-A580. HMPL-A580 showed a strong bystander effect when EGFR-negative cells co-cultured with EGFR-expression cells. In human tumor xenograft models in mice, HMPL-A580, administered intravenously at 1~10 mg/kg once weekly for two weeks, demonstrated a dose / exposure-dependent anti-tumor activity in multiple EGFR-expression models, which is associated with much stronger target inhibition and suppression of downstream functions than antibody and payload alone treatment. The preliminary results demonstrated that HMPL-A580 was stable in human, monkey, rat and mouse plasma, and showed favorable PK property in cynomolgus monkeys.

Updated results from a multicenter, single-arm Phase Ib/II trial of surufatinib plus sintilimab and capecitabine in previously treated metastatic small bowel adenocarcinoma and appendiceal carcinoma, as well as results from a exploratory Phase II study of surufatinib combined with gemcitabine and nab-paclitaxel (“AG”) for the treatment of locally advanced or metastatic pancreatic ductal adenocarcinoma patients following AG induction therapy will also be presented.

Details of the presentations are as follows:

Abstract title	Presenter / Lead author	Presentation details
SPONSORED STUDIES
Discovery of HMPL-A580, a first-in-class antibody-targeted therapy conjugate (ATTC) of a novel PI3K/PIKK inhibitor payload linked to an anti-EGFR antibody	Yu Cai, HUTCHMED, Shanghai, China	4549 Poster Session (PO.ET01.03) Tuesday, April 21, 2026

INVESTIGATOR-INITIATED STUDIES
Updated multicenter phase Ib/II analysis of surufatinib plus sintilimab and capecitabine in previously treated metastatic small bowel adenocarcinoma and appendiceal carcinoma	Xiaoyu Xie, The Sixth Affiliated Hospital, Sun Yat-sen University, Guangzhou, China	CT160 Poster Session (PO.CT01.05) Monday, April 20, 2026

Sequential treatment with surufatinib combined with gemcitabine and nab-paclitaxel (AG) or AG alone as first-line therapy for locally advanced or metastatic pancreatic ductal adenocarcinoma (mPDAC) after 6 weeks of AG induction therapy: A two-cohort, exploratory phase II study

	Jin Xu, Fudan University Shanghai Cancer Center, Shanghai, China	CT146 Poster Session (PO.CT01.05) Monday, April 20, 2026

About the ATTC Platform and HMPL-A580

HUTCHMED’s ATTC platform represents a next-generation approach to precision oncology, combining monoclonal antibodies with proprietary small-molecule inhibitor payloads to deliver dual mechanisms of action. Unlike traditional cytotoxin-based Antibody Drug Conjugates, ATTCs combine targeted therapies to achieve synergistic anti-tumor activity and durable responses in preclinical models, outperforming standalone antibody or small-molecule inhibitor components in efficacy and safety.

The first family of ATTCs are based on a novel payload that targets the PI3K/AKT/mTOR (“PAM”) pathway, a critical intracellular network involved in cell growth, survival, and division. Alterations in the PAM pathway are frequently associated with poor prognosis and resistance to treatment across various cancers. However, existing PAM-targeted drugs face significant challenges, including on-target toxicities that restrict dosing, feedback loops that enable pathway reactivation, and insufficient tumor-specific delivery. Preclinical data from the first ATTC candidate based on this potent novel PI3K/PIKK inhibitor payload, HMPL-A251, was presented at AACR-NCI-EORTC in October 2025.

HMPL-A580 is the second ATTC candidate based on this novel payload. It is a first-in-class ATTC comprising a highly selective and potent PI3K/PIKK small-molecule inhibitor payload linked to an anti-EGFR antibody via a cleavable linker. EGFR is highly expressed in multiple types of solid tumors and is well recognized as a driving force in tumorigenesis and disease progression. By conjugating this highly novel PI3K/PIKK payload to an anti-EGFR antibody, HMPL-A580 is designed to deliver targeted pathway inhibition directly into EGFR-expressing tumor cells, thereby potentially overcoming the systemic toxicity and narrow therapeutic index historically associated with PI3K/PIKK inhibitors. This approach aims to achieve deeper and more durable target inhibition while improving the overall tolerability profile.

HUTCHMED has demonstrated how its partnerships leverage the expertise of multinational pharmaceutical companies to accelerate bringing novel medicines to address large unmet needs around the world, and plans to apply this strategy to its ATTC technology this year.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFRs and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib is marketed in China by HUTCHMED under the brand name SULANDA®. HUTCHMED currently retains all rights to surufatinib worldwide.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of surufatinib, HMPL-A580 and other drug candidates from the ATTC platform and the further development of surufatinib, HMPL-A580 and other drug candidates from the ATTC platform in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support an new drug application submission of surufatinib, HMPL-A580 and other drug candidates from the ATTC platform in China or other jurisdictions, its potential to gain approvals from regulatory authorities on an expedited basis or at all, the efficacy and safety profile of surufatinib, HMPL-A580 and other drug candidates from the ATTC platform, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for surufatinib, HMPL-A580 and other drug candidates from the ATTC platform and the timing of these events. In addition, as certain studies rely on the use of sintilimab, capecitabine, gemcitabine and nab-paclitaxel, as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000